UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                          -----------------------------
                           NOTIFICATION OF LATE FILING

                             SEC FILE NUMBER 0-32427


                                  [X] Form 10-K and Form 10-KSB
                                  [ ] Form 11-K
                                  [ ] Form 20-F
                                  [ ] Form N-SAR
                                  [ ] Form N-CSR

                       For Period Ended: December 31, 2003

                       [ ] Transition Report on Form 10-K
                       [ ] Transition Report on Form 10-Q
                       [ ] Transition Report on Form 20-F
                       [ ] Transition Report on Form N-SAR
                       [ ] Transition Report on Form 11-K

                   For the Transition Period Ended: _________

          Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

          If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:



   PART I -- REGISTRANT INFORMATION

   Full Name of Registrant
                         CONSPIRACY ENTERTAINMENT HOLDINGS, INC.
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   Former Name if Applicable

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   Address of Principal Executive Office (Street and Number)

                           612 SANTA MONICA BOULEVARD
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   City, State and Zip Code

                             SANTA MONICA, CA 90401
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   PART II -- RULE 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

     |X| (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     |X| (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     |_| (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


   PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K or 10K-KSB, 11-K, 20-F, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Form 10-KSB for the year ended December 31, 2003 for Conspiracy Entertainment Holdings, Inc. could not be filed within the prescribed period because certain financial and other information necessary for an accurate and full completion of the Annual Report on Form 10-KSB could not be obtained within the prescribed time period without unreasonable effort or expense.


   PART IV--OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification.

            Keith Tanaka                     310                  260-6150 x105
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               (Name)                     (Area Code)         (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). |X| Yes | | No


     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? |X| Yes | | No

          If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

          It is anticipated that the results of operations for Conspiracy Entertainment Holdings, Inc. for the fiscal year ended December 31, 2003 will reflect a significant change from the company's results of operations for its fiscal year ended December 31, 2002, as the results for the current fiscal year reflect the results of operations of an operating subsidiary that the company acquired during its fiscal year ended December 31, 2003. The company at the present time lacks sufficient information to be in a position to reasonably estimate or otherwise quantify this change.

                      CONSPIRACY ENTERTAINMENT HOLDINGS, INC.
              ----------------------------------------------------
                  (Name of Registrant as Specified in Charter)

   has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

          March 30, 2004                      /s/ Keith Tanaka
   Date -----------------------            By -------------------------
                                                  Keith Tanaka
                                                  Chief Financial Officer